Exhibit 99.2

CONTINENTAL ENERGY CORPORATION

FORM 51-102F1

Management’s Discussion and Analysis

For the Quarter Ended on 31 March 2019

The End of the Third Quarter and Nine (9) Months Period of Fiscal 2019

This Management Discussion and Analysis (“MD&A”) has been prepared by the management of Continental Energy Corporation (the "Company") as of 30 May 2019 (the "Report Date").

This MD&A is intended to supplement and complement the unaudited, condensed, interim, consolidated quarterly financial statements (the "Interim Financial Statements") that are also prepared by management and filed herewith. The Interim Financial Statements are consolidated and include the accounts of the Company's two Indonesia domiciled operating subsidiaries, PT Kilang Kaltim Continental and PT Continental Hilir Indonesia.

This MD&A, and the Interim Financial Statements filed herewith, pertain to the three (3) months and fiscal quarter ended 31 March 2019, a period of time hereinafter referred to as "This Quarter".

The end of This Quarter completes the "Third Quarter" and first nine (9) months period of the Company's fiscal year ending 30 June 2019 ("Fiscal 2019").

All financial information presented herein, and in the Interim Financial Statements, has been prepared in accordance with accounting policies consistent with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board. All amounts disclosed are in United States dollars unless otherwise stated.

PART - 1 : NATURE OF BUSINESS

The Company is a developer of small-scale crude oil refineries that are purposefully located near existing crude oil feedstock production in order to cost efficiently refine and deliver fuels directly to under-served local markets in the rapidly growing and emerging economy of Indonesia.

Why Indonesia? Already a G20 member, Indonesia is predicted by the World Bank to grow to the 4th largest economy in the world by 2045.

PART - 2 : HIGHLIGHT EVENTS DURING THIS QUARTER

Significant events which may have a material effect on the business affairs of the Company that have occurred during This Quarter are summarized below:

Ongoing Operations

During This Quarter the Company' management continued arranging crude supply agreements, refined product offtake agreements, and securing equity and lender finance for its Maloy Refinery project in Indonesia. The Company also is evaluating additional small scale, modular refineries in Indonesia and abroad as a result of enquiries the Company has received.

Periodic Board Meetings Scheduled

At a meeting of the board of directors held, the board approved a policy to hold periodic board meetings on or about the first Saturday of every other month commencing from the 9 February 2019 meeting. The board holds meetings using VoIP conference calls unless it is feasible to meet in person. The purpose of these scheduled meetings is to coordinate and discuss the Company's plans and progress on its objectives, in addition to dealing with any issues which may arise and require board approval.

Incentive Stock Options Granted

During This Quarter, a total of 7,500,000 new incentive stock options were granted, each one of which have an exercise price of five US cents ($0.05) and a fixed term expiring on 30 June 2021. The options were granted to the directors and officers of the Company in accordance with the provisions of the Company's stock option plan approved by the shareholders at the Company's 2017 AGM.

2.1 Share Purchase Warrants Activity During This Quarter

During This Quarter, the following activity involving the Company’s share purchase warrants occurred:

  Exercises - No outstanding share purchase warrants were exercised.

  New Issues - No new share purchase warrants were issued.

  Expiry - No outstanding share purchase warrants expired.

  Amendments - No amendments were made to the terms of any outstanding share purchase warrants.

2.2 Incentive Stock Options Activity During This Quarter

During This Quarter, the following activity involving the Company’s incentive stock options occurred:

  Exercises - No outstanding incentive stock options were exercised.

  New Grants - A total of 7,500,000 new incentive stock options were granted, each one of which have an exercise price of five US cents ($0.05) and a fixed term expiring on 30 June 2021.

  Expiry - No outstanding incentive stock options expired.

  Amendments - No amendments were made to the terms of any outstanding incentive stock options.

2.3 New Shares Issues During This Quarter

During This Quarter, the following activity involving the Company’s share capital occurred:

  New Issues Common Shares - No new common shares were issued.

  New Issues Preferred Shares - No new preferred shares were issued.

PART - 3 : SHAREHOLDING AT THE END OF THIS QUARTER

As at the end of This Quarter, the Company’s share capital was issued or held in reserve as follows:

174,715,381	common shares were issued and outstanding.
32,000,000	unexercised warrants were issued and outstanding.
7,500,000	unexercised stock options were issued and outstanding.
Nil	preferred shares were issued and outstanding.

PART - 4 : SUBSEQUENT EVENTS TO THE REPORT DATE

Significant events which may have a material effect on the business affairs of the Company that have occurred subsequent to the end of This Quarter and up to the Report Date are summarized below:

Board Meeting Held

In accordance with the Company's policy of holding periodic board meetings on or about the first Saturday of every other month, the board held a meeting on 8 April 2019. The meeting was held by VoIP conference call. All four of the Company's directors were present. The board discussed the Company's plans and progress on its objectives. No resolutions were voted on.

4.1 Share Purchase Warrants Activity: Since This Quarter End and Up to the Report Date

  Exercises - No outstanding share purchase warrants were exercised.

  New Issues - No new share purchase warrants were issued.

  Expiry - No outstanding and unexercised share purchase warrants expired.

  Amendments - No amendments were made to the terms of any outstanding share purchase warrants.

4.2 Incentive Stock Options Activity: Since This Quarter End and Up to the Report Date

  Exercises - No outstanding incentive stock options were exercised.

  New Grants - No new incentive stock options were granted.

  Expiry - No outstanding and unexercised incentive stock options expired.

  Amendments- No amendments were made to the terms of any outstanding incentive stock options.

4.3 Conversion Rights Activity: Since This Quarter End and Up to the Report Date

  Exercises - There were no exercises of outstanding common share conversion rights.

  New Issues - There were no new common shares conversion rights issued.

  Expiry - No outstanding common shares conversion rights expired.

  Amendments - No amendments were made to the terms of any outstanding common share conversion rights.

4.4 New Shares Issues: Since This Quarter End and Up to the Report Date

  No new common shares were issued.

  No new preferred shares were issued.

PART - 5 : SHAREHOLDING AT THE REPORT DATE

As at the Report Date of this MD&A, the Company’s share capital is issued or held in reserve as follows:

174,715,381	common shares were issued and outstanding.
32,000,000	unexercised warrants were issued and outstanding.
7,500,000	unexercised stock options were issued and outstanding.
Nil	preferred shares were issued and outstanding.

PART - 6 : FINANCIAL RESULTS OF OPERATIONS

Summary of Quarterly Results for the Last Eight Quarters

The following table sets out selected and unaudited quarterly financial information for the Company for its last eight quarters and is derived from Interim Financial Statements prepared by management in accordance with accounting policies consistent with IFRS.

			Attributable to Shareholders of the Company
				Income (loss)	Basic &
				From	Diluted
		Total Net	Income	Continued	Per Share
Period	Revenue	Income (loss)	(loss)	Operations	Income (loss)
Quarter-3 of Fiscal 2019	Nil	(176,551)	(176,551)	(176,551)	(0.00)
Quarter-2 of Fiscal 2019	Nil	(127,907)	(127,907)	(127,907)	(0.00)
Quarter-1 of Fiscal 2019	Nil	(53,777)	(53,777)	(53,777)	(0.00)
Quarter-4 of Fiscal 2018	Nil	(10,974)	(10,974)	(10,974)	(0.00)
Quarter-3 of Fiscal 2018	Nil	144,751	144,751	144,751	0.00
Quarter-2 of Fiscal 2018	Nil	(13,170)	(13,170)	(13,170)	(0.00)
Quarter-1 of Fiscal 2018	Nil	(833,318)	(833,318)	(833,318)	(0.01)
Quarter-4 of Fiscal 2017	Nil	(153,772)	(153,772)	(153,772)	(0.00)

  Quarterly results will vary in accordance with the Company’s business and financing activities. The Company’s primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company’s activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favorable terms, the Company’s business activity levels increase.

  Non-cash costs such as those attributable to calculated valuations of share-based payments expenses also affect the size of the Company’s quarterly income (loss).

  The loss incurred by the Company during Quarter-1 of Fiscal 2018 was primarily due to the non-cash costs incurred for the acquisition of Continental Hilir Indonesia Pte. Ltd. and the settlement of convertible promissory note by issue of shares, as described below.

  The net income increase during Quarter-3 of Fiscal 2018 resulted from the Company’s settlement of debt through forgiveness or issuance of the common shares of the Company in an amount of $307,838 during the periods, reducing the overall expenditures incurred by the Company.

  PART - 7 : COMPARATIVE RESULTS OF OPERATIONS

  Current and Comparative Quarters

  This Quarter and the three (3) months period ended 31 March 2019 (the “Current Quarter”) and the same quarter and three (3) months period ended 31 March 2018 (the “Comparative Quarter”).

a)

  Overall, the Company incurred a net loss during the Current Quarter of $176,551 compared to an income of $144,751 for the Comparative Quarter, an increase in net loss of $321,302. The Comparative Quarter income resulted from the Company’s one-off gain on settlement of debt through forgiveness or issuance of the common shares of the Company in an amount of $204,000, reducing the overall expenditures incurred by the Company. Without the one-off gain on settlement of debt, the net loss incurred by the Company during the Comparative Quarter was $59,249.

b)	On a per share basis, the Company's net loss (or income for the Comparative Quarter) was 0.00 per share.

c)

  Interest expense during the Current Quarter was $2,414 compared to $425 during the Comparative Quarter. The interest expense during the Current Quarter reflected the interest cost on the Company’s outstanding promissory notes.

d)

  The Company’s cash administrative costs during the Current Quarter totaled $88,380 compared to $58,295 during the Comparative Quarter, an increase of $30,085, primarily due to higher management fees as a result of the Company’s increased activity during the Current Quarter and the related compensation of the officers of its subsidiaries, as described in section 10.

e)	The total share-based payments expense during the Current Quarter was $92,250 compared to $nil during the Comparative Quarter.

  Current and Comparative Periods

  This Quarter and the nine (9) months fiscal period ended 31 March 2019 (the “Current Period”); and the same nine (9) months fiscal period ended 31 March 2018 last year (the “Comparative Period”).

a)

  Overall, the Company incurred net loss from operations during the Current Period of $358,235 compared to a loss of $701,737 for the Comparative Period, a decrease of $343,502, largely attributable to the transaction and non-cash fair value costs described in paragraph f) below.

b)	The Company incurred a loss per share of $0.00 during both the Current Period and the Comparative Period.

c)

  Interest expense during the Current Period was $16,656 compared to $9,034 during the Comparative Period, an increase of $7,622 due the Company’s outstanding promissory notes. During the Comparative Period, the Company converted its previous promissory note into units of the Company as described in paragraph f) below.

d)

  The Company’s cash administrative costs were $259,174 during the Current Period compared to $346,334 during the Comparative Period, a decrease of $87,160 as a result of reduced professional fees and office costs incurred during the Current Period compared to the Comparative Period.

e)	Share-based payments expense were $92,250 during the Current Period compared to $41,950 during the Comparative Period.

f)

  The loss incurred by the Company during the Comparative Period was primarily due to transaction costs of $534,425 relating to the acquisition of Continental Hilir Indonesia Pte. Ltd. (“CHI”) and the loss on settlement of convertible note of $151,110. The Company issued 14,000,000 units to the shareholders of CHI in exchange for shares they held in CHI and obtained majority control of CHI. Total fair value of the units issued amounted to $904,400, in return for the net liabilities of CHI worth $6,441 and the settlement of the previous cash advances received from CHI of $376,416, resulting in cost of acquisition of $534,425. The loss on settlement of convertible note pertained to the calculated fair value of the warrants included in the 10,350,000 units issued upon conversion of the note to the common shares of the Company.

g)

  During the Comparative Period, the Company recognized a gain of $382,838 on settlement of debt resulting from forgiveness of debt by the Company’s officers and other suppliers of $148,838. The Company issued 7,000,000 common shares valued at $116,000 to settle debt owing to related parties of $350,000, resulting in an additional gain of $234,000. During the Current Period, the Company’s gain on settlement of debt to an officer amounted to $5,250, resulting from issuance of 350,000 commons shares valued at $12,250 to settle unpaid salaries of $17,500.

h)

  Cash utilized in operating activities during the Current Period amounted to $401,988 compared to $96,897 used in the Comparative Period. The Company is expanding its operations in Indonesia and expects to expend more cash, depending on availability of further financing.

i)	Net cash raised from financing activities during the Current Period was $515,081 compared to $431,326 raised during the Comparative Period.

  PART - 8 : LIQUIDITY AND CAPITAL MANAGEMENT

  As at the end of This Quarter, the Company’s Interim Financial Statements reflected a decrease in the working capital deficiency of $376,207 from the 30 June 2018, end of Fiscal 2018. The working capital deficiency of $536,676 as at 30 June 2018 was reduced to $160,469 at the end of This Quarter.

  During the Current Period, the Company spent $401,988 on its operations and raised $550,000 from private placements. The Company repaid $30,000 of its promissory notes, plus interest of $4,919. The Company did not enter into any other cash investing or financing activities during This Quarter.

  The Company has no significant operations that generate cash flow and its long term financial success is dependent on management’s ability to develop new business opportunities which become profitable. These undertakings can take many years and are subject to factors that are beyond the Company’s control.

  In order to finance the Company’s growth and develop new business opportunities and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company’s ability to raise such funds, including the health of the capital markets, the climate for investment in the sectors the Company is considering, the Company’s track record, and the experience and caliber of its management.

  The Company does not have sufficient funds to meet its administrative requirements and business development objectives over the next twelve months. Actual funding requirements may vary from those planned due to a number of factors, including providing for new opportunities as they arise. The Company believes it will be able to raise the necessary capital it requires, but recognizes there will be risks involved that may be beyond its control. The Company is actively sourcing new capital.

  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business development and to maintain a flexible capital structure for its projects for the benefits of its stakeholders. The Company's principal source of funds is from the issuance of common shares. In the management of capital, the Company includes the components of shareholders’ equity as well as cash and receivables.

  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture arrangements, acquire or dispose of assets, or adjust the amount of cash and short-term investments. The Company’s investment policy is to invest its cash in liquid short-term interest-bearing investments selected with regard to the expected timing of expenditures from continuing operations. The Company is not subject to any externally imposed capital requirements and there was no change in the Company’s capital management during This Quarter.

  PART - 9 : RISKS AND UNCERTAINTIES

  The Company has no history of profitable operations and is currently in the early stages of its development. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

  The Company has no source of operating cash flow and no assurance that additional funding will be available to it to take advantage of further growth and development of new opportunities and projects when required. Although the Company has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further growth or new opportunity development.

  The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

  PART - 10 : RELATED PARTY TRANSACTIONS

  10.1 Related Party Balances

  At the end of This Quarter, the Company, or its wholly owned subsidiaries, owed a total of $185,653 (30 June 2018 -$320,951) to the Company's CEO, CEO of its subsidiary, Acting CFO, and Vice President, for accumulated but unpaid salary and/or fees. These amounts are included in accounts payable and accrued liabilities and are unsecured and non-interest bearing.

  As at the end of This Quarter, the Company owed the CEO a total loan payable in the amount of $87,500 to repay working capital loans made by the CEO to the Company during Fiscal 2016 and Fiscal 2017. This loan is interest free with no fixed repayment terms.

  10.2 Compensation Of Key Management Personnel

a)

  During the nine (9) months ended 31 March 2019, the Company, or its wholly owned subsidiaries, paid or accrued salary, fees, or other compensation to the CEO, CEO of its subsidiary, Acting CFO, and its Vice President in the amounts of $25,738, $30,624, $17,500, and $34,133, respectively (2018 - $nil, $nil, $63,647, and $21,653 respectively).

b)

  The CEO of the Company voluntarily suspended and terminated payment and accrual of his salary as CEO of the Company effective on 1 July 2017 and continuing until such time as the Company's financial condition permits a resumption and such resumption is approved by the Board of Directors.

c)

  During the nine (9) months ended This Quarter the Company's PT Kilang Kaltim Continental ("KKC") subsidiary directly paid compensation for work performed in the Jakarta office to the Company's CEO, and also to a Company director who separately serves as the CEO of KKC. The amounts so paid are included in the disclosure in paragraph 10.2.a) above.

d)

  A former CFO of the Company resigned effective 31 December 2017, and accordingly, the Company terminated accrual of salary upon his resignation date. Commencing from 1 January 2018, the CFO agreed to continue as "Acting CFO" without additional compensation, and did so until his replacement as Acting CFO on 7 November 2018. Accordingly, during the nine (9) months ended This Quarter, the Company did not pay or accrue salary for the former CFO. At the end of This Quarter the Company owed the former CFO a total amount of $50,000 in accrued but unpaid compensation earned prior to his resignation date.

  10.3 Transactions With Related Parties

  Except for the compensation and balances owed to the related parties elsewhere described in this Part-10 above, the Company did not enter into any other transaction with related parties during This Quarter.

  PART - 11 : MATERIAL CONTRACTS AND EVENTS

  11.1 Off-Balance Sheet Arrangements

  At the end of This Quarter, the Company does not have any off-balance sheet arrangements not already disclosed elsewhere in this MD&A or in the Interim Financial Statements.

  11.2 Material Contracts & Commitments

  During This Quarter, no new material contracts or commitments were undertaken, not elsewhere disclosed in this MD&A or in the Interim Financial Statements.

  11.3 Investor Relations, Publicity and Promotion

  During This Quarter, no material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed in this MD&A or the Interim Financial Statements.

  11.4 Financial Advice, New Business Consulting, Finder's Agreements, & Fund Raising

  During This Quarter, no material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed in this MD&A or the Interim Financial Statements.

  11.5 Claims, Contingencies & Litigation

  Except for any contingencies elsewhere disclosed herein, or in the Interim Financial Statements for This Quarter published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

  PART - 12 : CRITICAL ACCOUNTING POLICIES AND ESTIMATES

  The preparation of financial statements in accordance with IFRS requires that the Company’s management make judgments and estimates and form assumptions that affect the amounts in the financial statements and the related notes to those financial statements. Actual results could differ from those estimates. The Company reviews its judgments, estimates, and assumptions on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. The Company’s critical accounting policies and estimates applied in the preparation of its Interim Financial Statements are the same as those applied to the audited financial statements for the last fiscal year ended 30 June 2018.

  PART - 13 : FINANCIAL INSTRUMENTS

  The Company’s financial instruments as at the end of This Quarter, consist of cash, accounts payable and accrued liabilities, the loan payable to its CEO, and the promissory notes. The fair value of these instruments approximates their carrying value due to their relative short-term maturity. There were no off-balance sheet financial instruments.

  Cash, other than minor amounts of Indonesian Rupiahs, consist solely of cash deposits with major Canadian and Indonesian banks. The Company therefore considers its credit risk to be low. The Company does not use derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates involving Canadian dollar and Indonesian Rupiah. However, as the Company holds its funds primarily in US dollars, the risk of foreign exchange loss is considered low by the Company’s management.

  PART - 14 : CONTINUOUS DISCLOSURE AND FILINGS

  14.1 Additional Disclosure for Venture Issuers without Significant Revenue

  The Company is a "Venture Issuer" as defined in Section-1.1 of NI 51-102 and in Section-1.1 of NI 52-110. The Company prepares its financial statements and accounts in US dollars currency using IFRS as issued by IASB. All dollar values are in US$ unless otherwise indicated. Additional disclosure concerning the Company’s general and administrative expenses is provided in the Company’s statement of loss and comprehensive loss contained in the Interim Financial Statements that are published and filed herewith.

  14.2 Continuous Disclosure & Filings - Canada

  Additional disclosure is made on a continuous basis in accordance with applicable laws and in compliance with securities rules and regulations of the British Columbia Securities Commission (“BCSC”). This disclosure and filings includes annual audited consolidated financial statements and quarterly unaudited interim financial statement. It also includes press releases, material change reports, and disclosure of new or changed circumstances regarding the Company. Shareholders and interested parties may obtain downloadable copies of these mandatory filings made by the Company on "SEDAR" (the System for Electronic Document Archiving and Retrieval at website www.sedar.com). The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the year and up to the date of this filing are incorporated herein by this reference.

  14.3 Continuous Disclosure & Filings - USA

  The Company is also a full reporting issuer and filer with the US Securities and Exchange Commission (“SEC”), making the Company a "SEC Issuer" as defined in Section-1.1 of NI 51-102. The Company is required to file an annual report with the SEC in the format of a Form 20F annual report which includes audited annual consolidated financial statements. The Company files interim unaudited quarterly financial reports, press releases, material change reports, and disclosure of new or changed circumstances regarding the Company on a periodic basis under Form-6K. The Company has filed electronically on the SEC’s EDGAR database (website www.sec.gov/edgar) commencing with the Company’s Form 20F at its fiscal year end 2004. Prior to 2004 the Company filed Form 20F annual reports with the SEC in paper form. All Company filings made to US-SEC during the past fiscal year and up to the date of this filing are incorporated herein by this reference.

  14.4 Form 20F Annual Report and Annual Information Form

  As a SEC Issuer, the Company is obliged to file an "Annual Report on Form 20F" with the SEC. As a Canadian Venture Issuer the Company is permitted to file the same Annual Report on Form 20F on SEDAR in satisfaction of the Canadian obligation to file an "Annual Information Form" on Form 51-102F2 or "AIF".

  14.5 Statement of Executive Compensation - Venture Issuer

  As a Venture Issuer in Canada, the Company discloses executive compensation on Form 51-102F6V which is included in the Company's annual information circular filed on SEDAR and provided to shareholders as part of the proxy materials in advance of the Company's annual general meeting.

  14.6 Additional Disclosure for Emerging Markets Issuers

  A substantial component of the Company's business activities are conducted in the Republic of Indonesia and the Company considers itself to be an "Emerging Market Issuer" as defined in the Issuer Guide for Companies Operating in Emerging Markets (the "EMI Guide") published by the Ontario Securities Commission as Staff Notice 51-720. The EMI Guide identifies eight matters as worthy of additional disclosure that Emerging Market Issuer's consider. These are: 1) the local business and operating environment, 2) language and cultural differences, 3) corporate structure, 4) related parties, 5) risk management and disclosure, 6) internal controls, 7) use of and reliance on experts, and 8) oversight of the external auditor and how the effect on the Company's operations of these eight matters may differ in the emerging market from what may be expected if the Company's same business activities were conducted in Canada. The Company provides such disclosure annually in its Annual Report on Form 20F.

  PART - 15 : FORWARD -LOOKING STATEMENTS

  Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of reserves and resources, projections of anticipated revenue, the realization of reserve estimates, the timing and amount of estimated future production, cost, work schedules, capital requirements, success of resource exploration operations, environmental risks, permitting risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage for the Company's upstream oil and gas projects; and to capital cost estimation, operating costs forecasts, and sales and revenue projections for the construction of the Company's downstream oil and gas projects.

  15.1 Forward Looking Words and Phrases

  In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projections", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology.

  15.2 Risks and Uncertainties

  By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of the Company's upstream or downstream oil and gas projects or new project development activities; changes in project parameters as plans continue to be refined; cash flow projections; future prices of resources; possible variations in resource reserves; accidents, labor disputes and other risks of the oil, gas, and energy industries; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as other factors detailed from time to time in the Company's periodic filings on EDGAR and SEDAR.

  15.3 No Assurance all Risks Anticipated

  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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